UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File No. 001-36685

Kelso Technologies Inc.
(Registrant's Name)

305 - 1979 Old Okanagan Hwy, West Kelowna, BC V4T 3A4 Canada
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBITS

Exhibit No.	Description

99.1	Notice of Change of Auditor
99.2	Letter from Former Auditor Confirming Agreement with Notice of Change of Auditor
99.3	Letter from Successor Auditor Confirming Agreement with Notice of Change of Auditor

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KELSO TECHNOLOGIES INC.

	By:	/s/ Frank Busch
	Name:	Frank Busch
Date: October 8, 2025	Title:	Chief Executive Officer